САМАРАЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"
ул. Ленинградская, д. 27, г. Самара, 443099
Телетайп 214512 VATT; тел. (846) 279-66-00;
Факс (846) 279-63-03; info@samaraenergo.ru
www.samaraenergo.ru
ИНН 6315222985, КПП 997450001

от 02.11.09г № 104/15171

на № __________ от __________

[redacted]

09047377

12g3-2(b)
File#82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

NOV - 6 2009

Washington, DC
110

Re: Exemption No.: 82-4708

SUPPL

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Information about results of the Extraordinary General Meeting of Shareholders of Samaraenergo JSC held on October 26th, 2009.

General Director M.V. Soyfer

Exec. Spitsyna O.A.
+7(846) 279-69-40

MINUTES №2009-2

of Extraordinary Meeting of Shareholders of Samaraenergo JSC

The Company name and location:	**Samaraenergo Open Joint Stock Company of Power and Electrification (Leningradskaya st.27, Samara, Russia)**
Type of the general meeting:	**Extraordinary**
Kind of the meeting:	**Meeting**
Date of the meeting:	**October 26, 2009**
Venue of the meeting:	**Conference Hall, Hotel "Azimuth", Frunze st.91, Samara, Russia**
Time for registration the persons having the right in participation:	**10.00 - 11.20**
The meeting was open:	**11.00**
The meeting was closed:	**11.35**
The vote count was started:	**11.25**
Post address to send the filled in voting bulletins on the items on the agenda:	**443099, Leningradskaya st. 27, Samara, Russia** **105082, Bolshaya Pochtovaya st. 34, build. 8, Moscow, Russia;** **443080, 4th proezd 57, lit. Б, Б1, of.508, Samara, Russia.**

Chairman of the Meeting – Member of Board of Directors of Samaraenergo JSC **Shashkov Sergey Anatolievich.**
Secretary of the Meeting – Head of the Corporate Sector of Samaraenergo JSC **Spitsyna Olga Alexandrovna.**

Function of Tabulation Comission of the Meeting is exercized by the Company's Registrator – Central Moscow Depositary JSC ("CMD" JSC – Bolshaya Pochtovaya st. 34-8, Moscow 105082), authorised person of the Registrator is **Asmolova Marina Alexandrovna.**

Presidium of the Meeting:

Zhirnov Grigory Vladislavovich – Member of Board of Directors of Samaraenergo JSC;
Zueva Olga Haimovna – Member of Board of Directors of Samaraenergo JSC;
Maxim Viktorovich Soyfer – General Director of Samaraenergo JSC

Agenda:

1) **About early termination of the members of the Company's Board of Directors and election the members to the Board of Directors.**
2) **About introduction of amendments and additions to the Charter of the Company.**

Ms. Marina Alexandrovna Asmolova, the Chairlady of Tabulation Commission of the Meeting, was invited to say about the results of the Registration.

She reported about the quorum for the Meeting holding. After that the Chairman of the Meeting announced the Meeting Opening. The Chairman of the Meeting informed the participants about the main points of regulations for the Meeting. The Chairlady of Tabulation Commission explained the rules for voting and the votes counting as well as the rules for cumulative voting regarding to the election the members to the Board of Directors.

<u>The first item on the agenda</u>: About early termination of the members of the Company's Board of Directors and election the members to the Board of Directors.

Spitsyna Olga Aleksandrovna, Head of the Corporate Sector of Samaraenergo JSC was invited to make the report.

Spitsyna Olga Aleksandrovna reported that the Meeting of Shareholders of the Company was to be hold on demand of one of the Company's shareholders – Scycar Processing Limited Company, which had proposed to elect new Board of Directors of Samaraenergo JSC.
According to the Federal Law "About the joint-stock companies" powers of the members of the Company's Board of Directors can be early terminated only for all of the members.
According to the Federal Law "About the joint-stock companies" the shareholders of Samaraenergo JSC, owning 2 and more percent of the voting shares of the Company, sent their proposals on the candidates to the Board.
In the report there were announced 12 candidates to the Board as well as the shareholders which had put them in nomination in a prescribed legal procedure. It was noticed that according to the Regulations of the Company 10 persons, which win most votes on the result of cumulative voting, can be elected to the Board of Directors.

Bulletin #1 voting

Number of the votes for the cumulative voting on this item of the agenda included to the list of voters, having right for participation in the General Meeting(owners of outstanding voting shares)	*35 389 285 320*
Number of the votes for the cumulative voting on this item on the agenda of the meeting participated in the General Meeting	*29 230 114 830*
Quorum on the item on the agenda	*82.5959%*

Votes distribution:

№	CANDIDATE NAME	Votes for cumulative voting	% of participants
1	**Aveticyan Vladimir Evgenievich**	**3 174 739 002**	**10.8612**
2	**Rozentsvaig Alexander Shoilovich**	**3 166 897 007**	**10.8344**
3	**Rudnev Mikhail Vladimirovich**	**3 114 318 145**	**10.6545**
4	**Kozlov Alexey Veniaminovich**	**3 114 282 705**	**10.6544**
5	**Nikonov Vasily Vladislavovich**	**2 811 334 690**	**9.6179**
6	**Kirillov Jury Aleksandrovich**	**2 809 427 990**	**9.6114**
7	**Zhirnov Grigory Vladislavovich**	**2 808 000 601**	**9.6065**
8	**Shashkov Sergey Anatolievich**	**2 807 661 431**	**9.6054**
9	**Brosaylo Pavel Andreyevich**	**2 693 543 148**	**9.2150**
10	**Leonov Oleg Nikolayevich**	**2 693 407 738**	**9.2145**
11	Gromov Maxim Evgenievich	3 750 017	0.0128
12	Zuyeva Olga Haimovna	775 514	0.0027
AGAINST all		2 639 000	0.0090
ABSTAINED on all the candidates		1 820 000	0.0062
DIDN'T VOTE on all the candidates		248 802	0.0009

Invalid votes	*27 269 040*

DECISION ACCEPTED BY THE MEETING:
1. To terminate the powers of all the members of the Company's Board of Directors.

2. To elect the following members to the Board of Directors:
Aveticyan Vladimir Evgenievich, Rozentsvaig Alexander Shoilovich, Rudnev Mikhail Vladimirovich, Kozlov Alexey Veniaminovich, Nikonov Vasily Vladislavovich, Kirillov Jury Aleksandrovich, Zhirnov Grigory Vladislavovich, Shashkov Sergey Anatolievich, Brosaylo Pavel Andreyevich, Leonov Oleg Nikolayevich.

<u>The second item on the agenda</u>: About introduction of amendments and additions to the Charter of the Company.

Spitsyna Olga Aleksandrovna, Head of the Corporate Sector of Samaraenergo JSC was invited to make the report.

In the report Ms. Spitsyna noticed that the proposed amendments to the Charter of the Company are connected with possibility to pay dividends on privilege shares of A type not only of net profit of the Company, but also out of the previously formed consumption fund of the Company.
In the current version of the Charter of the Company the order to determine the dividend amount on privilege shares of A type is mentioned only out of the net profit of the Company, got on the results of the previous financial year.
The proposed amendments to the Charter advance possibilities for the shareholders on dividends receiving on privilege shares not only of net profit of the Company, but also out of the previously formed consumption fund of the Company.

Bulletin #2 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 538 928 532*
Number of the votes of people on this item on the agenda of the meeting participated in the General Meeting	*2 923 011 483*
Quorum on the item on the agenda	*82.5959%*

Voting results:	*Votes:*	*% of participants:*
«FOR »	*2 919 754 308*	*99.8886*
«AGAINST»	*279 258*	*0.0096*
«ABSTAINED»	*242 886*	*0.0083*
«DIDN'T VOTE»	*2 735 031*	*0.0936*

INVALID VOTES	*0*

DECISION ACCEPTED BY THE MEETING:
To approve the following amendments and additions to the Charter of the Company.

- **Article 7, point 7.4.of the Charter state in the following version:**
  "7.4. The Company has no right to announce the dividends payment on ordinary shares, if it is not decided to pay dividends on privilege shares of A type in full, with the dividend amount determined according to the Regulations."
- **Article 7, point 7.6.of the Charter state in the following version:**

"7.6. The source of dividend payment is the net profit of the Company (after the taxation). The net profit of the Company is determined on the data of the Bookkeeping Report of the Company. Dividends on the privilege shares of A type also can be paid out of the previously formed consumption fund of the Company in amount of money directed on dividends payment on privilege shares of A type on the result of the previous financial year."

After the discussion of the items on the agenda of the Extraordinary Shareholders Meeting of Samaraenergo JSC the Chairman announces the completion of the Meeting's participants registration. The Chairlady of the Tabulation Commission is invited to announce the final results of registration and given the time for the voting procedure on all the items on the agenda completing.

Then the results of the voting are announced by the Tabulation Commission and the Chairman of the Meeting announces the Meeting Closed.

Chairman of the Meeting **S.A. Shashkov**

Secretary of the Meeting **O.A. Spitsyna**

Minutes made 27.10.2009

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ОАО "Самараэнерго"
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Открытое акционерное общество энергетики и электрификации „Самараэнерго" *

О. А. Смирнова